UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 4, 2020

PIONEER NATURAL RESOURCES COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-13245	75-2702753
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

777 Hidden Ridge

Irving, Texas 75038

(Address of principal executive offices and zip code)

(972) 444-9001

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	PXD	New York Stock Exchange

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition

On November 4, 2020, Pioneer Natural Resources Company (the “Company”) issued the news release, with financial statements and schedules, that is attached hereto as Exhibit 99.1. In the news release, the Company announced financial and operating results for the quarter ended September 30, 2020, provided an operations update and provided the Company’s financial and operational outlook for future periods based on current expectations.

Item 7.01.	Regulation FD Disclosure.

As stated in the news release referred to in Item 2.02, the Company intends to host a conference call available to investors and the public to discuss its financial and operating results for the quarter ended September 30, 2020 with an accompanying presentation. The presentation referred to in the earnings release (the “Investor Presentation”) is attached as Exhibit 99.2.

Item 8.01	Other Events.

To the extent required, the information included in Item 2.02 and Item 7.01 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

99.1	News Release, dated November 4, 2020, titled “Pioneer Natural Resources Company Reports Third Quarter 2020 Financial and Operating Results” and financial statements and schedules attached to the news release.

99.2	Investor presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. The proposed transaction will be submitted to stockholders of the Company and the stockholders of Parsley Energy, Inc. (“Parsley”) for their consideration. The Company and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by the Company and Parsley in connection with the proposed transaction. The Company intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. The Company and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to the Company’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF THE COMPANY AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Company or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Company at www.pxd.com or by directing a request to the Company’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in the news release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of the Company and Parsley are subject to a number of risks and uncertainties that may cause the Company’s and Parsley’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the risk that the Company’s and Parsley’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to development activities on the Company’s or Parsley’s assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the Company or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, competitors, management and other employees; the effect of this communication on the Company’s or Parsley’s stock prices; transaction costs; volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform the Company’s and Parsley’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities; the Company’s and Parsley’s ability to replace reserves, implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to the Company’s or Parsley’s credit facility, investment instruments and derivative contracts and purchasers of the Company’s and Parsley’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of the Company’s oilfield services businesses and acts of war or terrorism. These and other risks are described in the Company’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 and other filings with the Securities and Exchange Commission. In addition, the Company and Parsley may be subject to currently unforeseen risks that may have a materially adverse impact on the combined company. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. The Company and Parsley undertake no duty to publicly update these statements except as required by law.

Cautionary Note to U.S. Investors – The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than “reserves,” as that term is defined by the SEC. In the Investor Presentation, the Company includes estimates of quantities of oil and gas using certain terms, such as “resource base,” “resource potential,” “net recoverable resource potential,” “estimated ultimate recovery,” “EUR,” “oil in place” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit the Company from including in filings with the SEC.

These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by the Company. U.S. investors are urged to consider closely the disclosures in the Company’s periodic filings with the SEC. Such filings are available from the Company at 777 Hidden Ridge, Irving, Texas 75038, Attention: Investor Relations and the Company’s website at www.pxd.com. These filings also can be obtained from the SEC by calling 1-800-SEC-0330.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Margaret M. Montemayor
Margaret M. Montemayor
Vice President and Chief Accounting Officer

Date: November 4, 2020

Exhibit 99.1

News Release

Pioneer Natural Resources Reports Third Quarter 2020 Financial and

Operating Results

Dallas, Texas, November 4, 2020 - Pioneer Natural Resources Company (NYSE: PXD) (“Pioneer” or “the Company”) today reported financial and operating results for the quarter ended September 30, 2020. Pioneer reported a third quarter net loss attributable to common stockholders of $20 million, or $0.12 per diluted share. These results include the effects of noncash mark-to-market adjustments and certain other unusual items. Excluding these items, non-GAAP adjusted income for the third quarter was $26 million, or $0.17 per diluted share. Cash flow from operating activities for the third quarter was $391 million.

Highlights

•	Delivered strong third quarter free cash flow[1] of $131 million

•	Averaged third quarter oil production of 201 thousand barrels of oil per day (MBOPD), at the top end of guidance

•	Averaged third quarter production of 355 thousand barrels of oil equivalent per day (MBOEPD), near the top end of guidance

•	Reported capital expenditures[2] of $291 million during the third quarter

•	Announced definitive agreement to acquire Parsley Energy, Inc. (Parsley)

President and CEO Scott D. Sheffield stated, “Pioneer continues to execute at a high level and delivered another strong quarter, generating $131 million of free cash flow1. For the second consecutive quarter, Pioneer increased our 2020 production guidance while keeping capital guidance unchanged, driven by strong operational efficiencies and cost reduction efforts. We continue to improve cash margins, with controllable cash costs being reduced by 25% this year when compared to 2019. Pioneer’s investment framework will be further strengthened in 2021 through our pending acquisition of Parsley Energy. We expect this highly accretive transaction to reduce our reinvestment rate to a range of 65% to 75%, allowing for significant free cash flow generation while maintaining a strong balance sheet. We believe these factors, in addition to our maintenance capital breakeven WTI oil price being in the low thirties, which includes coverage of the base dividend, position Pioneer as the premier independent energy investment.”

Financial Highlights

Pioneer maintains a strong balance sheet, with unrestricted cash on hand at the end of the third quarter of $1.3 billion and net debt of $2.0 billion. The Company had $2.8 billion of liquidity as of September 30, 2020, comprised of $1.3 billion of unrestricted cash and a $1.5 billion unsecured credit facility (undrawn as of September 30, 2020).

During the third quarter, the Company’s drilling, completion and facilities capital expenditures totaled $277 million. The Company’s total capital expenditures2, including water infrastructure, totaled $291 million.

Cash flow from operating activities during the third quarter was $391 million, leading to free cash flow1 of $131 million for the quarter.

Financial Results

For the third quarter, the average realized price for oil was $39.22 per barrel. The average realized price for natural gas liquids (NGLs) was $16.93 per barrel, and the average realized price for gas was $1.74 per thousand cubic feet. These prices exclude the effects of derivatives.

Production costs, including taxes, averaged $6.89 per barrel of oil equivalent (BOE). Depreciation, depletion and amortization (DD&A) expense averaged $12.04 per BOE. Exploration and abandonment costs were $16 million. General and administrative (G&A) expense was $64 million. Interest expense was $34 million. The net cash flow impact related to purchases and sales of oil and gas, including firm transportation, was a loss of $63 million. Other expense was $98 million, or $9 million excluding unusual items3.

Operations Update

Pioneer continued to see strong efficiency gains during the third quarter, enabling the Company to place 37 horizontal wells on production despite lower activity levels earlier in the year. During the first nine months of 2020, drilling operations averaged approximately 1,150 drilled feet per day and completion operations averaged approximately 1,800 completed feet per day, surpassing our strong results for the six months ended June 30, 2020. Pioneer’s well costs continue to benefit from these efficiency gains, leading to additional cost reductions during the quarter of approximately $250 thousand per well, or a reduction of approximately $2 million per well when compared to the Company’s original 2020 budget. The trend of lower well costs continues to significantly improve capital efficiency. Pioneer expects approximately 60% of the achieved well cost savings this year to be sustainable through commodity price cycles.

The Company’s controllable cash costs, inclusive of lease operating expense, G&A and interest expense, continue to trend lower and represent an approximately 25% reduction per BOE in 2020 when compared to 2019. Pioneer’s improved cost structure continues to drive strong margins and provide incremental cash flow. Cash flow is forecasted to improve even further once the pending acquisition of Parsley is completed, and the Company begins to realize the expected annual synergies associated with the acquisition of approximately $325 million.

The Company continues to proactively curtail lower-margin, higher-cost vertical well production in the current commodity price environment, benefiting operating costs. Pioneer curtailed approximately 5.5 MBOPD of net production during the third quarter and expects the same amount to remain curtailed in the current commodity price environment. The majority of the vertical wells associated with this production are expected to be plugged and abandoned and are not expected to return to production. Decisions to curtail production are economically driven and evaluated on a well-by-well basis.

Full-Year 2020 Update

The Company is maintaining its 2020 drilling, completions and facilities capital budget range of $1.3 billion to $1.5 billion, with an additional approximately $100 million budgeted for Pioneer’s differentiated water infrastructure, resulting in a total 2020 capital budget2 range of $1.4 billion to $1.6 billion.

Pioneer is increasing its guidance for 2020 oil production to a range of 209 to 211 MBOPD and total production range of 365 to 369 MBOEPD. The Company continues to monitor the fluid macroeconomic environment and will remain flexible and responsive to changing market conditions to preserve its strong balance sheet.

The Company is currently operating eight horizontal drilling rigs and four frac fleets. The operated drilling rigs include one horizontal drilling rig in the southern joint venture area and one horizontal drilling rig associated with Pioneer’s nine-well DrillCo agreement in the southern joint venture area. Pioneer will continue to evaluate its drilling and completions program on an economic basis, with future activity levels assessed regularly and governed by its reinvestment framework.

Pioneer has redefined its investment proposition to prioritize free cash flow generation and return of capital. This capital allocation framework is intended to create long-term value for shareholders by optimizing the reinvestment of cash flow to accelerate the Company’s free cash flow profile. The acquisition of Parsley is expected to reduce the reinvestment rate from a range of 70% to 80% to a range of 65% to 75%, enhancing the value proposition for shareholders through increased free cash flow generation. Pioneer is targeting a 10% total annual return, inclusive of a strong and growing base dividend4, a variable dividend4 and high-return oil growth. The Company believes this differentiated strategy will position Pioneer to be competitive across sectors.

Pioneer continues to maintain substantial oil derivative coverage in order to protect the balance sheet, providing the Company with operational and financial flexibility. The Company’s financial and derivative mark-to-market results and open derivatives positions are outlined in the attached schedules.

Fourth Quarter 2020 Guidance

Fourth quarter 2020 oil production is forecasted to average between 197 to 207 MBOPD and total production is expected to average between 355 to 370 MBOEPD. Production costs are expected to average $6.25 per BOE to $7.75 per BOE. DD&A expense is expected to average $11.75 per BOE to $13.75 per BOE. Total exploration and abandonment expense is forecasted to be $5 million to $15 million. G&A expense is expected to be $56 million to $66 million. Interest expense is expected to be $35 million to $40 million. Other expense is forecasted to be $20 million to $30 million, excluding stacked drilling rig fees, idle frac fleet fees and other fees associated with reduced activity levels. Accretion of discount on asset retirement obligations is expected to be $2 million to $5 million. The cash flow impact related to purchases and sales of oil and gas, including firm transportation, is expected to be a loss of $40 million to $80 million, based on forward oil price estimates for the quarter. The Company’s effective income tax rate is expected to be less than 21%. Cash income taxes are expected to be nominal.

Environmental, Social & Governance

Pioneer views sustainability as a multidisciplinary focus that balances economic growth, environmental stewardship and social responsibility. The Company emphasizes developing natural resources in a manner that protects surrounding communities and preserves the environment.

Pioneer is focused on reducing emissions and emission intensities. Between 2016 and 2018, the Company’s greenhouse gas (GHG) emissions have been reduced by 24%, total GHG emission intensity has decreased by 38% and methane intensity has declined by 41%. Additionally, between January 2018 and July 2019, the Company was able to limit Permian flaring to less than 2% of its produced gas, one of the lowest flaring percentages in the Permian Basin. The Company’s proactive measures, including monitoring 100% of its Permian facilities aerially for leak detection and repair and only producing a well once it is fully connected to a gas line, help to make Pioneer a leader in environmental stewardship.

Socially, Pioneer maintains a proactive safety culture, supports a diverse workforce and inspires teamwork to drive innovation. The Board of Directors has a Health, Safety and Environment Committee and a Nominating and Corporate Governance Committee to provide director-level oversight of these activities. These committees help to promote a culture of continuous improvement in safety and environmental practices.

For more details, see Pioneer’s 2019 Sustainability Report at pxd.com/sustainability. Pioneer expects to publish its comprehensive 2020 Sustainability Report during the fourth quarter.

Earnings Conference Call

On Thursday, November 5, 2020, at 9:00 a.m. Central Time, Pioneer will discuss its financial and operating results for the quarter ended September 30, 2020, with an accompanying presentation. Instructions for listening to the call and viewing the accompanying presentation are shown below.

Internet: www.pxd.com

Select “Investors,” then “Earnings & Webcasts” to listen to the discussion, view the presentation and see other related material.

Telephone: Dial (800) 353-6461 and enter confirmation code 6756515 five minutes before the call.

A replay of the webcast will be archived on Pioneer’s website. This replay will be available through December 1, 2020. Click here to register for the call-in audio replay and you will receive the dial-in information.

Pioneer is a large independent oil and gas exploration and production company, headquartered in Dallas, Texas, with operations in the United States. For more information, visit www.pxd.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction. The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE

JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Pioneer’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

Except for historical information contained herein, the statements in this news release are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause Pioneer’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand; the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity; competition; the ability to obtain environmental and other permits and the timing thereof; other government regulation or action; the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms; litigation; the costs and results of drilling and operations; availability of equipment, services, resources and personnel required to perform the Company’s drilling and operating activities; access to and availability of transportation, processing, fractionation, refining, storage and export facilities; Pioneer’s ability to replace reserves; implement its business plans or complete its development activities as scheduled; access to and cost of capital; the financial strength of counterparties to Pioneer’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s oil, natural gas liquids and gas production; uncertainties about estimates of reserves and resource potential; identification of drilling locations and the ability to add proved reserves in the future; the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return, expenses, cash flow from purchases and sales of oil and gas, net of firm transportation commitments; sources of funding; tax rates; quality of technical data; environmental and weather risks, including the possible impacts of climate change; cybersecurity risks; ability to implement stock repurchases; the risks associated with the ownership and operation of the Company’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019,

Quarterly Reports on Form 10-Q filed thereafter and other filings with the United States Securities and Exchange Commission. In addition, the Company may be subject to currently unforeseen risks that may have a materially adverse effect on it.

Additionally, the information in this Report contains forward-looking statements related to the recently announced merger transaction between the Company and Parsley. Such forward-looking statements are subject to risks and uncertainties that are difficult to predict and, in many cases, beyond the Company’s control. These risks and uncertainties include, among other things, the risk that the businesses of Pioneer and Parsley will not be integrated successfully; the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; management time may be diverted on transaction-related issues; the potential adverse effect of future regulatory or legislative actions on Pioneer and Parsley or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer’s or Parsley’s assets; the credit ratings of the combined company or its subsidiaries may be different from what Pioneer expects; Pioneer or Parsley may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation related to the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, and competitors; and transaction costs may be higher than anticipated.

Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer undertakes no duty to publicly update these statements except as required by law.

Footnote 1: Free cash flow is a non-GAAP measure. See reconciliation to comparable GAAP number in supplemental schedules.

Footnote 2: Excludes acquisitions, asset retirement obligations, capitalized interest, geological and geophysical G&A, information technology and corporate facilities.

Footnote 3: Unusual items include the following: (i) $74 million of employee-related charges associated with the Company’s 2020 corporate restructuring and (ii) COVID-19 operational plan changes that led to (a) $14 million in charges related to idle frac fleet fees, stacked drilling rig charges and drilling rig early termination charges and (b) $1 million in sand take-or-pay deficiencies and other payments. See reconciliation in supplemental schedules.

Footnote 4: The declaration and payment of future dividends is at the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the Board of Directors deems relevant.

Pioneer Natural Resources Company Contacts:

Investors

Neal Shah - 972-969-3900

Tom Fitter - 972-969-1821

Michael McNamara - 972-969-3592

Greg Wright - 972-969-1770

Media and Public Affairs

Tadd Owens - 972-969-5760

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)

	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$1,325	$631
Restricted cash	66	74
Accounts receivable, net	662	1,035
Income taxes receivable	22	7
Inventories	191	205
Derivatives	49	32
Investment in affiliate	67	187
Other	38	20

Total current assets	2,420	2,191

Oil and gas properties, successful efforts method of accounting	24,070	23,028
Accumulated depletion, depreciation and amortization	(9,719)	(8,583)

Total oil and gas properties, net	14,351	14,445

Other property and equipment, net	1,603	1,632
Operating lease right of use assets	198	280
Goodwill	261	261
Other assets	144	258

	$18,977	$19,067

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,008	$1,411
Interest payable	17	53
Income taxes payable	2	3
Current portion of long-term debt	140	450
Derivatives	51	12
Operating leases	99	136
Other	371	431

Total current liabilities	1,688	2,496

Long-term debt	3,148	1,839
Derivatives	14	8
Deferred income taxes	1,406	1,389
Operating leases	113	170
Other liabilities	954	1,046
Equity	11,654	12,119

	$18,977	$19,067

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenues and other income:
Oil and gas	$922	$1,235	$2,617	$3,567
Sales of purchased oil and gas	935	1,171	2,391	3,463
Interest and other income (loss), net	13	(222)	(145)	(42)
Derivative gain (loss), net	(57)	121	60	150
Gain (loss) on disposition of assets, net	2	20	7	(477)

	1,815	2,325	4,930	6,661

Costs and expenses:
Oil and gas production	163	227	506	667
Production and ad valorem taxes	63	86	182	223
Depletion, depreciation and amortization	393	438	1,243	1,271
Purchased oil and gas	998	1,125	2,598	3,184
Exploration and abandonments	16	11	35	46
General and administrative	64	72	180	246
Accretion of discount on asset retirement obligations	2	2	7	7
Interest	34	29	94	88
Other	98	32	273	390

	1,831	2,022	5,118	6,122

Income (loss) before income taxes	(16)	303	(188)	539
Income tax benefit (provision)	(4)	(72)	18	(127)

Net income (loss) attributable to common stockholders	$(20)	$231	$(170)	$412

Basic and diluted net income (loss) per share attributable to common stockholders	$(0.12)	$1.38	$(1.03)	$2.44
Basic and diluted weighted average shares outstanding	165	167	165	168

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income (loss)	$(20)	$231	$(170)	$412
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion, depreciation and amortization	393	438	1,243	1,271
Impairment of inventory and other property and equipment	1	3	2	34
Exploration expenses, including dry holes	5	2	8	6
Deferred income taxes	3	72	(8)	127
(Gain) loss on disposition of assets, net	(2)	(20)	(7)	477
Loss on early extinguishment of debt	—	—	27	—
Accretion of discount on asset retirement obligations	2	2	7	7
Interest expense	16	1	34	4
Derivative-related activity	(24)	(97)	28	(116)
Amortization of stock-based compensation	21	19	54	81
Investment in affiliate valuation adjustment	18	193	119	22
South Texas contingent consideration valuation adjustment	(22)	48	42	61
South Texas deficiency fee obligation	—	—	69	—
Other	31	20	94	96
Change in operating assets and liabilities:
Accounts receivable	(97)	(64)	371	(47)
Inventories	(21)	3	13	(55)
Other assets	(4)	1	22	(15)
Accounts payable	148	70	(164)	1
Interest payable	(10)	(29)	(37)	(29)
Other liabilities	(47)	2	(201)	(50)

Net cash provided by operating activities	391	895	1,546	2,287
Net cash used in investing activities	(236)	(895)	(1,342)	(1,914)
Net cash provided by (used in) financing activities	987	(205)	482	(685)

Net increase (decrease) in cash, cash equivalents and restricted cash	1,142	(205)	686	(312)
Cash, cash equivalents and restricted cash, beginning of period	249	718	705	825

Cash, cash equivalents and restricted cash, end of period	$1,391	$513	$1,391	$513

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUMMARY PRODUCTION, PRICE AND MARGIN DATA

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Average Daily Sales Volume:
Oil (Bbls)	200,670	215,204	212,718	209,666
Natural gas liquids (“NGLs”) (Bbls)	82,614	74,814	85,707	69,682
Gas (Mcf)	430,106	364,240	418,547	360,939
Total (BOE)	354,968	350,725	368,183	339,504

Average Price:
Oil per Bbl	$39.22	$53.93	$36.05	$52.97
NGLs per Bbl	$16.93	$16.81	$14.64	$19.61
Gas per Mcf	$1.74	$1.54	$1.50	$1.64
Total per BOE	$28.22	$38.28	$25.94	$38.48

Three Months Ended September 30, 2020
(in $ per BOE)
Margin Data:
Average price	$28.22
Production costs	(4.99)
Production and ad valorem taxes	(1.90)

$21.33

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTARY EARNINGS PER SHARE INFORMATION

(in millions)

The Company uses the two-class method of calculating basic and diluted earnings per share. Under the two-class method of calculating earnings per share, generally acceptable accounting principles (“GAAP”) provide that share-based awards with guaranteed dividend or distribution participation rights qualify as “participating securities” during their vesting periods. During periods in which the Company realizes net income attributable to common shareholders, the Company’s basic net income per share attributable to common shareholders is computed as (i) net income attributable to common stockholders, (ii) less participating share-based basic earnings (iii) divided by weighted average basic shares outstanding. The Company’s diluted net income per share attributable to common stockholders is computed as (i) basic net income attributable to common stockholders, (ii) plus the reallocation of participating earnings, if any, (iii) divided by weighted average diluted shares outstanding. During periods in which the Company realizes a net loss attributable to common stockholders, securities or other contracts to issue common stock would be dilutive to loss per share; therefore, conversion into common stock is assumed not to occur.

The Company’s net income (loss) attributable to common stockholders is reconciled to basic and diluted net income (loss) attributable to common stockholders as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income (loss) attributable to common stockholders	$(20)	$231	$(170)	$412
Participating share-based basic earnings	—	(1)	—	(2)

Basic and diluted net income (loss) attributable to common stockholders	$(20)	$230	$(170)	$410

Basic and diluted weighted average shares outstanding	165	167	165	168

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES

(in millions)

EBITDAX, discretionary cash flow (“DCF”) (as defined below) and net debt to trailing twelve months EBITDAX are presented herein, and reconciled to the GAAP measures of net income (loss) and net cash provided by operating activities, because of their wide acceptance by the investment community as financial indicators of a company’s ability to internally fund exploration and development activities and to service or incur debt. The Company also views the non-GAAP measures of EBITDAX, DCF and net debt to trailing twelve months EBITDAX as useful tools for comparisons of the Company’s financial indicators with those of peer companies that follow the full cost method of accounting. EBITDAX and DCF should not be considered as alternatives to net income (loss) or net cash provided by operating activities, as defined by GAAP.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net income (loss)	$(20)	$231	$(170)	$412
Depletion, depreciation and amortization	393	438	1,243	1,271
Exploration and abandonments	16	11	35	46
Impairment of inventory and other property and equipment	1	3	2	34
Accretion of discount on asset retirement obligations	2	2	7	7
Interest expense	34	29	94	88
Income tax (benefit) provision	4	72	(18)	127
(Gain) loss on disposition of assets	(2)	(20)	(7)	477
Loss on early extinguishment of debt	—	—	27	—
Derivative-related activity	(24)	(97)	28	(116)
Amortization of stock-based compensation	18	18	51	55
Investment in affiliate valuation adjustment	18	193	119	22
South Texas contingent consideration valuation adjustment	(22)	48	42	61
South Texas deficiency fee obligation	—	—	69	—
Restructuring charges (including stock-based compensation)	74	1	74	167
Other	31	20	94	96

EBITDAX before restructuring charges	523	949	1,690	2,747
Restructuring charges (excluding stock based compensation)	(71)	—	(71)	(141)

EBITDAX (a)	452	949	1,619	2,606
Cash interest expense	(18)	(28)	(60)	(84)
Current income tax benefit (provision)	(1)	—	10	—

Discretionary cash flow (b)	433	921	1,569	2,522
Cash exploration expense	(11)	(9)	(27)	(40)
Changes in operating assets and liabilities	(31)	(17)	4	(195)

Net cash provided by operating activities	$391	$895	$1,546	$2,287

(a)

“EBITDAX” represents earnings before depletion, depreciation and amortization expense; exploration and abandonments; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; income taxes; net (gain) loss on the disposition of assets; loss on early extinguishment of debt; noncash derivative related activity; amortization of stock-based compensation; noncash valuation adjustments on investments, contingent consideration and deficiency fee obligations; noncash restructuring charges; and other noncash items.

(b)	Discretionary cash flow equals cash flows from operating activities before changes in operating assets and liabilities and cash exploration expense.

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES

(in millions, except ratios)

Trailing Twelve Months Ended September 30, 2020
Net income	$174
Depletion, depreciation and amortization	1,683
Exploration and abandonments	47
Impairment of inventory and other property and equipment	6
Accretion of discount on asset retirement obligations	10
Interest expense	127
Income tax provision	86
Gain on disposition of assets	(7)
Loss on early extinguishment of debt	27
Derivative-related activity	157
Amortization of stock-based compensation	70
Investment in affiliate valuation adjustment	82
South Texas contingent consideration valuation adjustment	26
South Texas deficiency fee obligation	69
Restructuring charges (including stock-based compensation)	74
Other	103

EBITDAX before restructuring charges	2,734
Restructuring charges (excluding stock-based compensation)	(71)

EBITDAX (a)	2,663
Cash interest expense	(88)
Current income tax benefit	15

Discretionary cash flow (b)	2,590
Cash exploration expense	(37)
Changes in operating assets and liabilities	(179)

Net cash provided by operating activities	$2,374

(a)

“EBITDAX” represents earnings before depletion, depreciation and amortization expense; exploration and abandonments; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; income taxes; net gain on the disposition of assets; loss on early extinguishment of debt; noncash derivative related activity; amortization of stock-based compensation; noncash valuation adjustments on investments, contingent consideration and deficiency fee obligations; noncash restructuring charges and other noncash items.

(b)	Discretionary cash flow equals cash flows from operating activities before changes in operating assets and liabilities and cash exploration expense.

The Company’s net debt to trailing twelve months EBITDAX is calculated as follows:

September 30, 2020
Current and long-term portion of long-term debt	$3,288
Less: Cash and cash equivalents	(1,325)

Net debt	$1,963

Net debt to trailing twelve months EBITDAX	0.7

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (continued)

(in millions, except per share data)

Adjusted income attributable to common stockholders excluding noncash mark-to-market (“MTM”) adjustments and unusual items are presented in this earnings release and reconciled to the Company’s net loss attributable to common stockholders (determined in accordance with GAAP), as the Company believes these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed together with its GAAP financial results, provide a more complete understanding of factors and trends affecting its historical financial performance and future operating results, greater transparency of underlying trends and greater comparability of results across periods. In addition, management believes that these non-GAAP financial measures may enhance investors’ ability to assess the Company’s historical and future financial performance. These non-GAAP financial measures are not intended to be a substitute for the comparable GAAP financial measure and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Noncash MTM adjustments and unusual items may recur in future periods; however, the amount and frequency can vary significantly from period to period.

The Company’s net loss attributable to common stockholders as determined in accordance with GAAP is reconciled to income adjusted for noncash MTM adjustments including (i) the Company’s derivative positions, (ii) contingent consideration attributable to the 2019 South Texas divestiture and (iii) the Company’s equity investment in ProPetro Holding Corp. (“ProPetro”), and unusual items is as follows:

		Three Months Ended September 30, 2020
	Ref	After-tax Amounts	Per Diluted Share
Net loss attributable to common stockholders		$(20)	$(0.12)
Noncash MTM adjustments:
Derivative gain, net ($24 pretax)		(19)	(0.11)
South Texas contingent consideration gain ($22 pretax)	(a)	(17)	(0.10)
ProPetro stock loss ($18 pretax)		14	0.09

Adjusted loss excluding noncash MTM adjustments		(42)	(0.24)
Unusual items:
2020 corporate restructuring ($74 pretax)	(b)	58	0.35
COVID-19 related charges ($15 pretax)	(c)	11	0.07
Gain on disposition of assets ($2 pretax)		(1)	(0.01)

Adjusted income excluding noncash MTM adjustments and unusual items		$26	$0.17

(a)

The Company was entitled to receive contingent consideration associated with the 2019 sale of its Eagle Ford and other remaining assets in South Texas. In July 2020, the Company received $49 million to fully satisfy the contingent consideration.

(b)

Represents employee-related charges associated with the Company’s 2020 corporate restructuring, including $3 million of noncash stock based compensation expense related to accelerated vesting of certain equity awards.

(c)

As a result of changes to the Company’s drilling plans caused by the COVID-19 pandemic during 2020, the Company recognized (i) $14 million of idle frac fleet fees, stacked drilling rig charges and drilling rig early termination charges and (ii) $1 million in charges related to sand take-or-pay deficiencies and other payments.

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (continued)

(in millions)

Free cash flow (“FCF”) is a non-GAAP financial measure. As used by the Company, FCF is defined as net cash provided by operating activities, adjusted for changes in operating assets and liabilities, less capital expenditures. The Company believes this non-GAAP measure is a financial indicator of the Company’s ability to internally fund acquisitions, debt maturities, dividends and share repurchases after capital expenditures.

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Net cash provided by operating activities	$391	$1,546
Changes in operating assets and liabilities	31	(4)
Less: Capital expenditures (a)	(291)	(1,146)

Free cash flow	$131	$396

(a)	Capital expenditures are calculated as follows:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Costs incurred	$288	$1,105
Less: Excluded items (a)	(11)	(25)
Plus: Other property, plant and equipment capital (b)	14	66

Capital expenditures	$291	$1,146

(a)	Comprised of acquisition costs, asset retirement obligations and geological and geophysical general and administrative costs.
(b)	Includes other property plant and equipment additions related to water infrastructure, well services and vehicles.

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL INFORMATION

Open Commodity Derivative Positions as of November 3, 2020

(Volumes are average daily amounts)

	2020
	Fourth Quarter	Year Ending December 31, 2021
Average daily oil production associated with derivatives (Bbl):
Brent collar contracts with short puts: (a)
Volume	115,500	—
Price:
Ceiling	$69.78	$—
Floor	$62.06	$—
Short put	$53.56	$—
Brent swap contracts:
Volume	155,200	—
Price	$36.47	$—
Brent call contracts sold:
Volume (b)	—	20,000
Price	$—	$69.74
Brent collar contracts with short puts:
Volume	30,000	90,000
Price:
Ceiling	$43.09	$50.74
Floor	$34.83	$45.11
Short put	$24.83	$35.07
Average daily gas production associated with Derivatives (MMBtu):
NYMEX swap contracts:
Volume	16,739	152,466
Price	$2.43	$2.66
NYMEX collar contracts:
Volume	—	150,000
Price:
Ceiling	$—	$3.15
Floor	$—	$2.50
Basis swap contracts:
Permian Basin index swap volume (c)	16,739	2,466
Price differential	$(1.59)	$(1.46)

(a)

Represents collar contracts with short puts that were entered into prior to the March 2020 oil price decline. During and subsequent to March 2020, the Company entered into incremental swap contracts and collar contracts with short puts to provide additional downside protection for its remaining 2020 volumes.

(b)	The referenced call contracts were sold in exchange for higher ceiling prices on certain 2020 collar contracts.
(c)	The referenced basis swap contracts fix the basis differentials between the index price at which the Company sells its Permian Basin gas and the NYMEX index price used in swap contracts.

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED SUPPLEMENTAL INFORMATION (continued)

Derivative Gain (Loss), Net

(in millions)

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
Noncash changes in fair value:
Oil derivative gain (loss), net	$47	$(5)
Gas derivative loss, net	(23)	(23)

Total noncash derivative gain (loss), net	24	(28)

Net cash receipts (payments) on settled derivative instruments:
Oil derivative receipts (payments) (a)	(79)	112
Gas derivative payments	(2)	(2)
Interest rate derivative payments	—	(22)

Total cash receipts (payments) on settled derivative instruments, net	(81)	88

Total derivative gain (loss), net	$(57)	$60

(a)

Includes the effect of liquidating certain of the Company’s 2021 Brent collar contracts with short puts for cash payments of $43 million for the three months ended September 30, 2020 and certain of the Company’s 2020 and 2021 Brent collar contracts with short puts for cash payments of $11 million for the nine months ended September 30, 2020.

Q3 2020 EARNINGS November 5, 2020 Exhibit 99.2

Forward-Looking Statements 2 Except for historical information contained herein, the statements in this presentation are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer are subject to a number of risks and uncertainties that may cause Pioneer’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity prices, product supply and demand, the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, on global and U.S. economic activity, competition, the ability to obtain environmental and other permits and the timing thereof, other government regulation or action, the ability to obtain approvals from third parties and negotiate agreements with third parties on mutually acceptable terms, litigation, the costs and results of drilling and operations, availability of equipment, services, resources and personnel required to perform the Company’s drilling and operating activities, access to and availability of transportation, processing, fractionation, refining, storage and export facilities, Pioneer’s ability to replace reserves, implement its business plans or complete its development activities as scheduled, access to and cost of capital, the financial strength of counterparties to Pioneer’s credit facility, investment instruments and derivative contracts and purchasers of Pioneer’s oil, natural gas liquid and gas production, uncertainties about estimates of reserves and resource potential, identification of drilling locations and the ability to add proved reserves in the future, the assumptions underlying forecasts, including forecasts of production, cash flow, well costs, capital expenditures, rates of return to shareholders, expenses, cash flows from purchases and sales of oil and gas net of firm transportation commitments, sources of funding and tax rates, quality of technical data, environmental and weather risks, including the possible impacts of climate change, cybersecurity risks, ability to implement stock repurchases, the risks associated with the ownership and operation of the Company’s oilfield services businesses and acts of war or terrorism. These and other risks are described in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and other filings with the Securities and Exchange Commission. In addition, Pioneer may be subject to currently unforeseen risks that may have a materially adverse impact on it. Additionally, the information in this presentation contains forward-looking statements related to the recently announced merger transaction between the Company and Parsley Energy, Inc. ("Parsley"). Such forward-looking statements are subject to risks and uncertainties that are difficult to predict and, in many cases, beyond the Company's control. These risks and uncertainties include, among other things, the risk that the businesses of Pioneer and Parsley will not be integrated successfully; the cost savings, synergies and growth from the proposed transaction may not be fully realized or may take longer to realize than expected; management time may be diverted on transaction-related issues; the potential adverse effect of future regulatory or legislative actions on Pioneer and Parsley or the industries in which they operate, including the risk of new restrictions with respect to development activities on Pioneer's or Parsley's assets; the credit ratings of the combined company or its subsidiaries may be different from what Pioneer expects; governmental and regulatory approvals required for the proposed transaction may not be able to be obtained, or may delay the proposed transaction, result in the imposition of conditions that could reduce its anticipated benefits, or cause the parties to abandon the transaction; a condition to closing of the proposed transaction may not be satisfied; the length of time necessary to consummate the proposed transaction may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation related to the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, suppliers, and competitors; and transaction costs may be higher than anticipated. Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Pioneer undertakes no duty to publicly update these statements except as required by law. Please see the supplemental slides included in this presentation for other important information.

Certain Notices Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction between Pioneer and Parsley. The proposed transaction will be submitted to Pioneer’s stockholders and Parsley’s stockholders for their consideration. Pioneer and Parsley intend to file a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) with the SEC in connection with the solicitation of proxies by Pioneer and Parsley in connection with the proposed transaction. Pioneer intends to file a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Joint Proxy Statement/Prospectus will be included. Pioneer and Parsley also intend to file other relevant documents with the SEC regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to Pioneer’s stockholders and Parsley’s stockholders when available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, INVESTORS AND STOCKHOLDERS OF PIONEER AND INVESTORS AND STOCKHOLDERS OF PARSLEY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Joint Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by Pioneer or Parsley with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from Pioneer at www.pxd.com or by directing a request to Pioneer’s Investor Relations Department at ir@pxd.com or free of charge from Parsley at www.parsleyenergy.com or by directing a request to Parsley’s Investor Relations Department at ir@parsleyenergy.com. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Participants in the Solicitation Pioneer, Parsley and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 9, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 24, 2020. Information regarding Parsley’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, filed with the SEC on April 6, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 21, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Joint Proxy Statement/Prospectus and other relevant materials relating to the proposed transaction to be filed with the SEC when they become available. Stockholders and other investors should read the Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Creating Differentiated Value

Generated

$131 MM

of Free Cash Flow[1] in Q3 2020[2]

Improving Capital Efficiency

Second consecutive quarter of increasing 2020 oil production guidance while capex guidance remains unchanged

Announced Parsley Acquisition

- Highly accretive to FCF per share and ROCE[1]
- Annual synergies of ~$325 MM expected
- Closing expected Q1 2021

Reduced controllable cash costs by 25%

2020 YTD compared to 2019[3]

Best in Basin

<1% of produced gas flared[4]

~$600 MM

Estimated 2020 free cash flow[5]

1) Free cash flow (FCF) and return on capital employed (ROCE) are non-GAAP financial measures; see supplemental slides. 2) Q3 2020 free cash flow was $202 MM before cash restructuring charges of $71 MM. 3) See slide 6 for detail. 4) Source: Rystad Energy research and analysis, Rystad Energy ShaleWellCube October 2020. 5) Represents first three quarters of 2020 free cash flow of $396 MM plus October through December forecasted free cash flow based on strip pricing as of 10/15/2020. Represents the midpoints of 2020 capital and production guidance ranges.

PIONEER NATURAL RESOURCES
4

Solid Execution Drives Strong Third Quarter Results 1) Q3 2020 free cash flow was $202 MM before cash restructuring charges of $71 MM. Free cash flow is a non-GAAP financial measure; see supplemental slides. 2) Net debt to trailing twelve months EBITDAX. EBITDAX is a non-GAAP financial measure; see supplemental slides. Generated $131 MM of Free Cash Flow1 in Q3 $131 MM Net Debt to EBITDAX2 0.7x Horizontal LOE BOE Production Oil Production Free Cash Flow1 $2.41/BOE Q3 2020 201 MBOPD 355 MBOEPD

Low Controllable Cash Costs 1) Represent Permian horizontal LOE; cash G&A and cash interest represents costs divided by total production volumes. 2) YTD 2020 reflects Q1 through Q3 actuals. Controllable Cash Costs1 per BOE $5.81 ~25% Reduction $4.44 2 $0.41 $0.66

Best-in-Class G&A 1) Peers: APA, CLR, CXO, DVN, EOG, HES, MRO and PE. Excludes full-cost peers. Source: FactSet Q2 2020 actuals and 3 stream BOE production. Pioneer reflects Q3 2020 actuals. Pioneer

Improving 2020 Plan

Capital Budget[1]	Oil Production	Total Production
$1.4 B – $1.6 B	209 – 211 MBOPD	365 – 369 MBOEPD
Maintained	*Increased* ↑	*Increased* ↑

- Consistent with prior average activity guidance, currently operating:
  - 8 drilling rigs (1 rig in the joint venture area and 1 DrillCo rig)
  - 4 frac fleets
- Future activity levels will be determined by macro-economic and commodity price outlooks
- Production deferrals driven by well-level economics
  - ~5.5 MBOPD curtailed during Q3; primarily higher operating cost vertical wells
  - Expect ~5.5 MBOPD to remain curtailed in current commodity price environment

Continuing trend of strong capital efficiency gains



1) Includes approximately $100 MM in water infrastructure spending.

PIONEER NATURAL RESOURCES

8

Preserving a Strong Balance Sheet 1) Source: FactSet Consensus 10/27/2020. Peers: APA, CLR, COP, CVX, CXO, DVN, EOG, FANG, HES, MRO, MUR, OVV, OXY, PE, WPX, XEC and XOM. EBITDAX is a non-GAAP financial measure; see supplemental slides. Pioneer’s top-tier balance sheet allows for accelerated return of capital Independent Major Pioneer

Operations Update Completed Feet/Day Drilled Feet/Day Reduced well costs by ~$2.0 MM year-to-date through increased efficiencies and service cost deflation Expect ~60% of well cost savings to be sustainable Optimized development strategy unchanged

Delivering Best-in-Class Oil Production 1) Source: Enverus.com; average Permian Basin oil mix for gross production between January 2016 and January 2020. 2) Peers: APA, COP, CVX, CXO, DVN, EOG, FANG, MRO, MTDR, NBL, OXY, PE, WPX, XEC and XOM. 3) Source: Enverus.com; average Permian Basin gross production from wells POP’d between January 2016 and November 2019.

Location Count Unmatched Portfolio of Top-Tier Permian Acreage A – Rated Inventory1 (Breakeven pricing <$30 WTI and <$2.00 HH) Unmatched inventory in all of U.S. shale Pioneer + Parsley 1) Source: Wells Fargo, June 2020. Inventory quality is based on breakeven pricing: A-Rated, <$30/bbl WTI, <$2/MCF HH. Peers include: CLR, CXO, DVN, EOG, FANG, MRO, WPX and XEC. Midland Basin Delaware Basin

Transaction Enhances Investment Thesis 1) Strip pricing and stock price as of 10/15/2020. Dividends are authorized and determined by the Company’s board of directors in its sole discretion. 2) Future reinvestment rate subject to a number of factors, including commodity prices and economic outlook. Creating Significant Value for Shareholders Targeting ~10% Total Return1 (inclusive of base dividend, variable dividend and oil growth) Reinvestment rate lowered to 65% to 75% of cash flow at strip pricing1,2 Substantial free cash flow generation from high-return oil production growth of ~5% Generate strong corporate returns Reducing leverage to <0.75x net debt-to-EBITDAX Strong and growing base dividend of $2.20 per share Adoption of a variable dividend framework during 2021 Significant Free Cash Flow Increased Return of Capital Low Leverage Strong Corporate Returns

Improving Free Cash Flow Profile 1) Based on strip pricing as of 10/15/2020 and market capitalization as of 10/19/2020. Reflects pre-dividend free cash flow. Free cash flow is a non-GAAP financial measure; see supplemental slides. Free Cash Flow ($MM)1 Transaction is highly accretive to free cash flow Free Cash Flow Yield1 Pioneer Pioneer + Parsley FCF Yield Attractive maintenance capital corporate breakeven including dividend in the low $30s WTI Disciplined investment framework with premier asset base increases free cash flow profile Combination of high-quality inventory and synergies enhances variable dividend proposition

Providing Low-Emission Barrels 1) The foregoing information was obtained from The Edge, a product of Wood Mackenzie.

Strong Focus on ESG

Environmental

- Focus on maintaining very low flaring intensity and GHG emissions
  - Continue to reduce flaring on Jagged Peak acreage acquired by Parsley
- Leverage existing and future water infrastructure to reduce fresh water utilization

Q2 2020 Flaring Intensity[1]

0.6%	1.7%
Pioneer + Parsley	Peer Average

Social

- At Pioneer, *a job is never so important that it cannot be done in a safe and environmentally sound manner*
- **RESPECT** Core Values:

  Respect
  E thics and Honesty
  S afety and Environment
  P ersonal Accountability
  E ntrepreneurship
  C ommunication
  T eamwork and Inclusion

Governance

Board of Directors Committees:

- Health, Safety and Environment Committee
  - Oversight of the Company's culture of continuous improvement in safety and environmental protection practices
- Nomination and Corporate Governance Committee
  - Oversight of governance practices, including Pioneer's charitable contributions

PERMIAN STRATEGIC PARTNERSHIP

Pioneer's comprehensive 2020 Sustainability Report to be published this quarter

PIONEER NATURAL RESOURCES

1) Source: Rystad Energy research and analysis, Rystad Energy ShaleWellCube October 2020. Peers: APA, BP, COP, CPE, CVX, CXO, DVN, EOG, FANG, MRO, OXY, OVV, PDCE, SM, WPX, XEC and XOM.

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Enhancing Shareholder Value Protecting the Dividend >10 BBOE Resource Potential 0.5x Net Debt to TTM EBITDA1 Low-cost, high-return Permian Basin wells drive strong corporate returns Disciplined reinvestment rate underpins compelling investment framework Free cash flow generation supports return of capital to shareholders Low leverage provides financial and operational flexibility Significant inventory of low-risk, high-return wells Pioneer’s commitment to driving results

SUPPLEMENTAL SLIDES

Q3 2020 Summary

Q3 2020 Earnings

	$ Millions (After Tax)	$ Per Diluted Share
Net loss attributable to common stockholders	(20)	(0.12)
Noncash mark-to-market (MTM) adjustments:		
Derivative gain, net ($24 pretax)	(19)	(0.11)
South Texas contingent consideration gain ($22 pretax)	(17)	(0.10)
ProPetro stock loss ($18 pretax)	14	0.09
Adjusted loss excluding noncash MTM adjustments	**(42)**	**(0.24)**
Unusual items:		
2020 corporate restructuring ($74 pretax)[1]	58	0.35
COVID-19 related charges ($15 pretax)[2]	11	0.07
Gain on disposition of assets ($2 pretax)	(1)	(0.01)
Adjusted income excluding noncash MTM adjustments and unusual items	**26**	**0.17**

Q3 2020 Guidance vs. Results

	Guidance	Results of Operations
Average Daily Production Volume (MBOEPD)	341 - 356	355
Average Daily Oil Production Volume (MBOPD)	191 - 201	201
Production Costs per BOE	$6.25 - $7.75	$6.89
DD&A per BOE	$12.00 - $14.00	$12.04
Exploration & Abandonment ($ MM)[3]	$5 - $15	$16
G&A ($ MM)	$58 - $68	$64
Accretion of Discount on Asset Retirement Obligations ($ MM)	$2 - $5	$2
Interest Expense ($ MM)	$31 - $36	$34
Other Expense ($ MM)[4]	$20 - $30	$9
Cash Flow Impact from Firm Transportation ($ MM)	($60) - ($20)	($63)
Current Income Tax Provision (Benefit) ($ MM)	<$5	$1
Effective Tax Rate (%)[5]	<21%	(26%)

PIONEER NATURAL RESOURCES

1) Represents employee-related charges associated with the Company's 2020 corporate restructuring, including $3 million of noncash stock based compensation expense related to accelerated vesting of certain equity awards. 2) As a result of changes to the Company's drilling plans caused by the COVID-19 pandemic during 2020, the Company recognized (i) $14 million of idle frac fleet fees, stacked drilling rig charges and drilling rig early termination charges and (ii) $1 million in charges related to sand take-or-pay deficiencies and other payments. 3) Exploration and abandonment expense includes the write-off of certain unproved properties where the Company no longer has plans to drill wells before the leases expire. 4) Excludes unusual items related to 2020 corporate restructuring and COVID-19 related charges. 5) Reflects the impact of permanent tax differences on a projected nominal book loss for the year. The permanent tax differences are normal and consistent with prior periods.

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Q4 2020 Guidance Production (MBOEPD) Oil Production (MBOPD) Production Costs ($/BOE) DD&A ($/BOE) Exploration & Abandonment ($ MM) G&A ($ MM) Interest Expense ($ MM) Other Expense ($ MM) Accretion of Discount on ARO ($ MM) Cash Flow Impact from FT ($ MM) Current Income Taxes ($ MM) Effective Tax Rate (%) 355 - 370 197 - 207 $6.25 - $7.75 $11.75 - $13.75 $5 - $15 $56 - $66 $35 - $40 $20 - $30 $2 - $5 ($80) - ($40) <$5 <21%

Price Realizations 1) NGL NYMEX calendar month average reflects oil NYMEX calendar month average. Oil ($/BBL) NGL ($/BBL)1 Gas ($/MCF) NYMEX calendar month average NYMEX differential Realized prices 56.45 (39.64) 16.81 56.96 (38.36) 18.60 40.93 (24.00) 16.93 56.45 (2.52) 53.93 56.96 (0.95) 56.01 46.17 (0.57) 45.60 40.93 (1.71) 39.22 46.17 (31.65) 14.52 1.98 (0.24) 1.74 2.32 (0.78) 1.54 2.50 (0.29) 2.21 1.95 (0.34) 1.61 27.85 (4.69) 23.16 27.85 (15.20) 12.65 1.71 (0.56) 1.15

$6.89 $9.70 $8.48 $7.31 Production Costs (Per BOE) Q3 2020 compared to Q2 2020: Increase in production costs primarily attributable to: Increases in production taxes resulting from higher oil, NGL and gas price realizations Workovers Production and Ad Valorem Taxes Gathering, Processing and Transportation LOE Natural Gas Processing $6.27

Q3 ‘19 Production By Commodity Q3 2020 Cash Margin ($/BOE) Realized Price (ex-derivatives) Cash Margins $28.22 $21.33 Total Permian Basin    Other Assets   Total Operations Oil (BOPD) NGL (BOEPD) Gas (MCFPD) Total (BOEPD) Oil (BOPD) NGL (BOEPD) Gas (MCFPD) Total (BOEPD) Oil (BOPD) NGL (BOEPD) Gas (MCFPD) Total (BOEPD) Q1 ‘20 Q4 ‘19 222,644 84,333 408,536 375,066 13 25 357 97 222,657 84,358 408,893 375,163 220,306 80,175 377,529 363,402 20 (15) (261) (38) 220,326 80,160 377,268 363,364 Q3 ‘20 200,657 82,589 430,064 354,924 13 25 42 44 200,670 82,614 430,106 354,968 214,921 90,168 416,429 374,492 38 16 87 71 214,959 90,184 416,516 374,563 Q2 ‘20 215,194 74,844 364,372 350,768 10 (30) (132) (43) 215,204 74,814 364,240 350,725

Liquidity Position 1) Maturities as of 9/30/2020; excludes issuance costs and issuance discounts of $260 MM. 2) Trailing twelve months EBITDAX. EBITDAX is a non-GAAP financial measure; see supplemental slides. Net debt at the end of Q3 2020 (reflects unrestricted cash on hand of $1.3 B) Unsecured credit facility availability Net debt-to-book capitalization at the end of Q3 2020 $2.0 B $1.5 B 14% Net debt to EBITDAX2 of 0.7x Mid-investment grade rated by Moody’s, S&P and Fitch Maturities and Balances1 2021 2022 2023 2026 2028 $140 MM 3.45% $244 MM 3.95% $500 MM 4.45% $241 MM 7.20% $1.5 B unsecured credit facility (undrawn as of 9/30/20) 2025 $1,323 MM convertible bonds 0.25% 2024 2027 2029 2030 $1,100 MM 1.90%

Supplemental Earnings Per Share Information The Company uses the two-class method of calculating basic and diluted earnings per share. Under the two-class method of calculating earnings per share, generally acceptable accounting principles ("GAAP") provide that share-based awards with guaranteed dividend or distribution participation rights qualify as "participating securities" during their vesting periods. During periods in which the Company realizes net income attributable to common shareholders, the Company's basic net income per share attributable to common shareholders is computed as (i) net income attributable to common stockholders, (ii) less participating share-based basic earnings (iii) divided by weighted average basic shares outstanding. The Company's diluted net income per share attributable to common stockholders is computed as (i) basic net income attributable to common stockholders, (ii) plus the reallocation of participating earnings, if any, (iii) divided by weighted average diluted shares outstanding. During periods in which the Company realizes a net loss attributable to common stockholders, securities or other contracts to issue common stock would be dilutive to loss per share; therefore, conversion into common stock is assumed not to occur. The Company's net loss attributable to common stockholders is reconciled to basic and diluted net loss attributable to common stockholders as follows: Net loss attributable to common stockholders Participating share-based basic earnings Basic and diluted net loss attributable to common stockholders Weighted average common shares outstanding: Basic weighted average shares outstanding Dilution attributable to stock-based compensation awards Diluted weighted average shares outstanding Q3’20 ($ Millions) (20) – (20) Q3’20 (Shares in Millions) 165 - 165

Supplemental Non-GAAP Financial Measures

EBITDAX, discretionary cash flow ("DCF") (as defined below) and net debt to trailing twelve months EBITDAX are presented herein, and reconciled to the GAAP measures of net income (loss) and net cash provided by operating activities, because of their wide acceptance by the investment community as financial indicators of a company's ability to internally fund exploration and development activities and to service or incur debt. The Company also views the non-GAAP measures of EBITDAX, DCF and net debt to trailing twelve months EBITDAX as useful tools for comparisons of the Company's financial indicators with those of peer companies that follow the full cost method of accounting. EBITDAX and DCF should not be considered as alternatives to net income (loss) or net cash provided by operating activities, as defined by GAAP.

	Q3 '20 ($ Millions)	Trailing Twelve Months ($ Millions)
Net income (loss)	(20)	174
Depletion, depreciation and amortization	393	1,683
Exploration and abandonments	16	47
Impairment of inventory and other property and equipment	1	6
Accretion of discount on asset retirement obligations	2	10
Interest expense	34	127
Income tax provision	4	86
Gain on disposition of assets	(2)	(7)
Loss on early extinguishment of debt	-	27
Derivative-related activity	(24)	157
Amortization of stock-based compensation	18	70
Investment in affiliate valuation adjustment	18	82
South Texas contingent consideration valuation adjustment	(22)	26
South Texas deficiency fee obligation	-	69
Restructuring charges (including stock-based compensation)	74	74
Other	31	103
EBITDAX before restructuring charges	**523**	**2,734**
Restructuring charges (excluding stock-based compensation)	**(71)**	**(71)**
EBITDAX[1]	**452**	**2,663**
Cash interest expense	(18)	(88)
Current income tax benefit (provision)	(1)	15
Discretionary cash flow[2]	**433**	**2,590**
Cash exploration expense	(11)	(37)
Changes in operating assets and liabilities	(31)	(179)
Net cash provided by operating activities	**391**	**2,374**

PIONEER
NATURAL RESOURCES

1) "EBITDAX" represents earnings before depletion, depreciation and amortization expense; exploration and abandonments; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; income taxes; net (gain) loss on the disposition of assets; loss on early extinguishment of debt; noncash derivative related activity; amortization of stock-based compensation; noncash valuation adjustments on investments, contingent consideration and deficiency fee obligations; noncash restructuring charges and other noncash items. 2) Discretionary cash flow equals cash flows from operating activities before changes in operating assets and liabilities and cash exploration expense.

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Supplemental Non-GAAP Financial Measures

Adjusted loss attributable to common stockholders excluding noncash mark-to-market ("MTM") adjustments and adjusted income attributable to common stockholders excluding noncash MTM adjustment and unusual items are presented in this earnings release and reconciled to the Company's net loss attributable to common stockholders (determined in accordance with GAAP), as the Company believes these non-GAAP financial measures reflect an additional way of viewing aspects of the Company's business that, when viewed together with its GAAP financial results, provide a more complete understanding of factors and trends affecting its historical financial performance and future operating results, greater transparency of underlying trends and greater comparability of results across periods. In addition, management believes that these non-GAAP financial measures may enhance investors' ability to assess the Company's historical and future financial performance. These non-GAAP financial measures are not intended to be a substitute for the comparable GAAP financial measure and should be read only in conjunction with the Company's consolidated financial statements prepared in accordance with GAAP. Noncash MTM adjustments and unusual items may recur in future periods; however, the amount and frequency can vary significantly from period to period.

The Company's net loss attributable to common stockholders as determined in accordance with GAAP is reconciled to income adjusted for noncash MTM adjustments including (i) the Company's derivative positions, (ii) contingent consideration attributable to the 2019 South Texas divestiture and (iii) the Company's equity investment in ProPetro Holding Corp. ("ProPetro"), and unusual items is as follows:

	$ Millions (After Tax)	$ Per Diluted Share
Net loss attributable to common stockholders	(20)	(0.12)
Noncash mark-to-market (MTM) adjustments:		
Derivative gain, net ($24 pretax)	(19)	(0.11)
South Texas contingent consideration gain ($22 pretax)	(17)	(0.10)
ProPetro stock loss ($18 pretax)	14	0.09
Adjusted loss excluding noncash MTM adjustments	**(42)**	**(0.24)**
Unusual items:		
2020 corporate restructuring ($74 pretax)[1]	58	0.35
COVID-19 related charges ($15 pretax)[2]	11	0.07
Gain on disposition of assets ($2 pretax)	(1)	(0.01)
Adjusted income excluding noncash MTM adjustments and unusual items	**26**	**0.17**

PIONEER NATURAL RESOURCES

1) Represents employee-related charges associated with the Company's 2020 corporate restructuring, including $3 million of noncash stock based compensation expense related to accelerated vesting of certain equity awards. 2) As a result of changes to the Company's drilling plans caused by the COVID-19 pandemic during 2020, the Company recognized (i) $14 million of idle frac fleet fees, stacked drilling rig charges and drilling rig early termination charges and (ii) $1 million in charges related to sand take-or-pay deficiencies and other payments.

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Supplemental Non-GAAP Financial Measures Free cash flow ("FCF") is a non-GAAP financial measure. As used by the Company, FCF is defined as net cash provided by operating activities, adjusted for changes in operating assets and liabilities, less capital expenditures. The Company believes this non-GAAP measure is a financial indicator of the Company’s ability to internally fund acquisitions, debt maturities, dividends and share repurchases after capital expenditures excluding acquisitions, asset retirement obligations, capitalized interest, geological and geophysical general and administrative expense, information technology and corporate facilities. Net cash provided by operating activities Changes in operating assets and liabilities         Capital expenditures Free cash flow Three Months Ended September 30, 2020 ($ Millions) 391 31 (291) 131 Nine Months Ended September 30, 2020 ($ Millions) 1,546 (4) (1,146) 396

Certain Reserve Information Cautionary Note to U.S. Investors – The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than "reserves," as that term is defined by the SEC. In this presentation, Pioneer includes estimates of quantities of oil and gas using certain terms, such as "resource base," "resource potential," "net recoverable resource potential," "estimated ultimate recovery," "EUR," "oil in place" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC’s guidelines strictly prohibit Pioneer from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being recovered by Pioneer. U.S. investors are urged to consider closely the disclosures in the Company’s periodic filings with the SEC. Such filings are available from the Company at 777 Hidden Ridge, Irving, Texas 75038, Attention: Investor Relations and the Company’s website at www.pxd.com. These filings also can be obtained from the SEC by calling 1-800-SEC-0330.

Additional Information EBITDAX represents earnings before depletion, depreciation and amortization expense; exploration and abandonments; impairment of inventory and other property and equipment; accretion of discount on asset retirement obligations; interest expense; income taxes; net gain on the disposition of assets; loss on early extinguishment of debt; noncash derivative related activity; amortization of stock-based compensation; noncash valuation adjustments on investments, contingent considerations and deficiency fee obligations; and other noncash items. The Company also views the non-GAAP measures of EBITDAX and net debt to EBITDAX as useful tools for comparisons of the Company's financial indicators with those of peer companies that follow the full cost method of accounting. EBITDAX should not be considered as alternatives to net income or net cash provided by operating activities, as defined by GAAP. Free cash flow ("FCF") and free cash flow yield are non-GAAP financial measures. As used by the Company, FCF is defined as net cash provided by operating activities, adjusted for changes in operating assets and liabilities, less capital expenditures. Free cash flow yield is defined as FCF divided by the market capitalization of the Company at a given date. The Company believes these non-GAAP measures are financial indicators of the Company’s ability to internally fund acquisitions, debt maturities, dividends and share repurchases after capital expenditures excluding acquisitions, asset retirement obligations, capitalized interest, geological and geophysical general and administrative expense, information technology and corporate facilities. Due to the forward-looking nature of EBITDAX, projected free cash flow and free cash flow yield used herein, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measures, such as changes in operating assets and liabilities. Accordingly, Pioneer is unable to present a quantitative reconciliation of such forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures. Amounts excluded from this non-GAAP measure in future periods could be significant. Return on Capital Employed ("ROCE") is a non-GAAP financial measure. As used by the Company, ROCE is net income adjusted for tax-effected noncash mark-to-market ("MTM") adjustments, unusual items and interest expense divided by the summation of average total equity (adjusted for net noncash MTM adjustments, unusual items and interest expense) and average net debt. The Company believes ROCE is a good indicator of long-term performance, both absolute and relative to the Company's peers. ROCE is a measure of the profitability of the Company’s capital employed in its business compared with that of its peers.